Exhibit 10.1

STRICTLY CONFIDENTIAL

June 25, 2013

Mr. John D. Williams

14608 Rudolph Dadey Drive

Charlotte, NC 28277

Dear John,

We are pleased to confirm the terms of your continued employment with Domtar Corporation, a Delaware corporation (the “Company”). Your employment with the Company commenced as of January 1, 2009 (your “Start Date”) in accordance with the terms of our letter to you dated September 15, 2008 (the “Prior Letter Agreement”). As of January 1, 2013 (the “Effective Date”), your employment with the Company will continue on the terms set forth herein. This letter agreement amends and restates in its entirety the Prior Letter Agreement as of the Effective Date.

1. Duties. You will serve as President and Chief Executive Officer of the Company, with such duties and responsibilities as are customarily assigned to individuals holding such positions and such other duties and responsibilities consistent with the positions of President and Chief Executive Officer as may be specified by the Board of Directors of the Company (the “Board”). You will report directly to the Board and will devote all of your skill, knowledge and full working time solely and exclusively to the conscientious performance of your duties hereunder, other than authorized vacation time and absence for sickness or disability. You will be nominated annually for election as a director of the Company during the period of your employment with the Company pursuant to the terms of this letter agreement. You agree to devote your full business time to the business and affairs of the Company Group (as hereinafter defined) except for (i) time spent serving on corporate, civic or charitable boards or committees provided that such service (individually or in the aggregate) does not materially interfere with the performance of your duties and responsibilities, that service on any corporate board is subject to the prior approval of the Board and that no such activities involve being involved with a competitive organization, and (ii) periods of vacation and sick leave to which you are entitled.

2. Location. You shall perform your duties at the Company’s head office in Montreal, Quebec, Canada or its Operations Center in Fort Mill, South Carolina, USA (although from time to time you may be required to travel to other locations to properly fulfill your responsibilities).

3. Term. This letter shall be construed as a contract for employment for an indefinite period, subject to termination in accordance with the provisions of Section 11.

4. Base Salary. Your base salary will be paid in U.S. dollars at the current annualized rate (the “Base Salary”), which rate may be increased from time to time by the Board in its sole discretion and shall be reviewed annually by the Board (or in each case by the Human Resources Committee of the Board). Your Base Salary shall be payable at the same time as the Company pays salary to members of the management committee of the Company (the “Management Committee”).

5. Annual Incentive Bonus. While you are employed, you will be eligible to participate in the Domtar Corporation Annual Incentive Plan (as amended from time to time and including any successor to such plan, the “Annual Incentive Plan”). Your target and maximum annual bonus under the Annual Incentive Plan will be as determined by the Board (or the Human Resources Committee of the Board). Bonuses will be subject to and paid in accordance with the Annual Incentive Plan, a copy of which has previously been provided to you.

Any annual bonus with respect to a particular year will be payable within two and a half months following the end of such year.

6. Long Term Incentive Awards. You will be eligible to participate in the Domtar Corporation 2007 Omnibus Incentive Plan (as amended from time to time and including any successor to such plan, the “Stock Incentive Plan”), as determined by the Board (or the Human Resources Committee of the Board).

7. SERP. You shall be eligible to participate in the DB SERP for Management Committee Members of Domtar (the “DB SERP”) as of your Start Date. You will be entitled to an additional two months of credited service under the DB SERP for each 12 months of actual service (pro rated for any period of service of less than 12 months) from your Start Date, up to a maximum of 12 months of additional credited service.

8. Company Plane. While you are employed, you may use the Company plane for business travel, when necessary, subject to quarterly review by the Human Resources Committee of the Board; provided that you will be required to reimburse the Company in an amount equivalent to a first class commercial fare for any passengers traveling with you on the Company plane for reasons other than business. You will be entitled to use the Company plane for personal reasons for up to 24 hours per calendar year during the term of your employment, and hereby acknowledge and agree that you will be solely responsible for any taxes incurred by you with respect to this benefit.

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9. Employee Benefits. (a) While you are employed, and effective as of May 1, 2013, you will be eligible to participate in the employee benefit plans and programs generally available to the Company’s senior U.S.-based employees as in effect from time to time, on the same basis as the Company’s other employees, subject to the terms and provisions of such plans and programs. Detailed information about the benefit plans and about our Human Resources policies and programs has been provided to you. You will receive a minimum of four weeks paid vacation per year. Notwithstanding the foregoing, you shall not participate in any U.S. qualified pension plans until January 1, 2014 and shall continue to accrue benefits under a Canadian qualified pension plan through December 31, 2013.

(b) You shall also receive additional financial planning and medical benefits on the same basis as, and to the extent that, such benefits are provided to members of the Management Committee.

(c) While you are employed by the Company, you will be reimbursed by the Company for annual dues for one business, athletic or country club in the Charlotte, North Carolina or Montreal, Canada area.

10. Expenses. The Company will reimburse you for all reasonable expenses incurred by you in connection with your performance of services under this letter agreement in accordance with the Company’s policies, practices and procedures.

11. Termination of Employment.

(a) You are free to terminate your employment at any time for any reason whatsoever; provided that you provide the Company with six months prior written notice of your termination, or such lesser period as shall be agreed by the Human Resources Committee of the Board (the “Resignation Notice Period”). During the Resignation Notice Period you shall continue to receive your base salary and continue to receive the compensation and benefits associated with your employment described generally in this letter agreement. The Company may elect in its sole discretion to place you on paid leave and suspend your duties and responsibilities for all or any part of such Resignation Notice Period. During the Resignation Notice Period, you shall not perform services for any other business or employer. During the Resignation Notice Period, the Company may also elect to terminate your employment prior to the termination of the Resignation Notice Period and pay you the outstanding Base Salary for the balance of the Resignation Notice Period in a lump sum. Notwithstanding the foregoing, any payment or benefit provided under this Section 11(a) following your Separation from Service that is subject to Section 409A of the Code (as hereinafter defined) will be paid at the same time and in the same manner that the severance allowance or other comparable benefit described in Section 11(b) is required to be paid. If you are terminated before termination of the Resignation Notice Period and paid salary as set forth in the preceding two sentences (as applicable), you will not be entitled to any additional payment or other benefits which you otherwise would have accrued or received during the Resignation Notice Period or the remainder of the Resignation Notice Period. Actions taken by the Company pursuant to this Section 11(a) shall not entitle you to any severance or other benefits under Section 11(b) or (c) or otherwise.

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(b) The Company reserves the right to terminate your employment at any time for any reason whatsoever and with or without notice, subject to the provisions of this Section 11. Upon a termination of your employment by the Company for reasons other than (i) death or Cause, (ii) a breach by you of your obligations under Sections 12 – 17, inclusive, or of any representation or warranty made by you in this letter agreement or (iii) a material breach by you of any other term or condition of this letter agreement, subject to your execution, delivery and non-revocation within 21 days after your termination of a general release in a form provided by the Company, and notwithstanding any provisions of the Domtar Severance Program for Management Committee Members (the “Domtar Severance Program”) (a copy of which has been provided to you), this letter agreement or any plan or other document referenced in this letter agreement to the contrary, you will receive the following payments and benefits:

(i)	a severance allowance of 24 months (such period, the “Severance Period”) of your Base Salary at the rate in effect at the time of termination, such severance allowance to be paid in accordance with the terms of the Domtar Severance Program; provided that, if such termination is due to disability, your monthly disability payments during the Severance Period shall be reduced by an amount equal to your monthly Base Salary rate in effect at the time of termination, but in no month shall the reduction exceed the amount of your disability payment. If you remain disabled at the end of the Severance Period, you shall be entitled to disability payments under the Company’s disability policies, as amended from time to time, as if your disability had first occurred immediately prior to the end of the Severance Period.

(ii)

(x) the bonus you would have received pursuant to the Annual Incentive Plan for the year in which such termination by the Company occurs if you had continued in employment based on achievement of the applicable performance criteria for such year, multiplied by a fraction, the numerator of which is the number of days in such calendar year prior to your Separation from Service and the denominator of which is the total number of days in such calendar year, (y) if such termination by the Company occurs after the end of a calendar year, any bonus you otherwise would have received pursuant to the Annual Incentive Plan for such calendar

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year that has not been paid as of the date of termination and (z) for each calendar year during the Severance Period, a payment equal to the average of the bonus payments received by you under the Annual Incentive Plan for the two years immediately preceding the year in which such termination occurs, multiplied by a fraction, the numerator of which is the number of days in the Severance Period during such calendar year and the denominator of which is the total number of days in such calendar year (it being understood that the aggregate of such payments shall equal but not exceed two times such bonus average or target bonus as applicable), with any payment to which you become entitled under clause (x), (y) or (z) to be made on the date in the following calendar year that bonuses for the relevant calendar year are paid to the members of the Management Committee but in no event later than March 15 of such following calendar year;

(iii)	continued coverage under the Company’s health insurance policies, subject, if applicable, to Section 21(c), until the last day of the Severance Period or, if earlier, the date on which coverage from another employer is obtained;

(iv)	all awards granted to you under the Stock Incentive Plan, including any unvested Options, PSUs and RSUs shall continue to vest, become exercisable, be paid or settled (as applicable) and otherwise be treated under the governing agreements and the Stock Incentive Plan as if you had remained in employment through the last day of the Severance Period;

(v)	you shall accrue service credit under the DB SERP for the duration of the Severance Period;

(vi)	to the extent not already expressly provided for in this Section 11(b) (and excluding the benefits provided under this Section 11(b)) you shall be entitled to all other benefits, payments and consideration provided under the Domtar Severance Program, the Domtar North American Assignment Policy and other Domtar policies (as such programs and policies may be amended from time to time) providing other payments, benefits, and consideration on a termination of employment for reasons other than (x) death or Cause, (y) a breach by you of your obligations under Sections 12 – 17, inclusive, or of any representation or warranty made by you in this letter agreement, or (z) a material breach by you of any other term or condition of this letter agreement.

For the avoidance of doubt, no awards shall be granted under the Stock Incentive Plan after your Separation from Service.

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No severance or other benefits shall be payable upon your resignation from employment or if you engage in any of the actions described in Sections 12 – 17 of this letter agreement.

Severance and other benefits provided under this Section 11 includes any pay in lieu of notice and severance pay required by law and, except as expressly provided herein, is in lieu of and not in addition to any severance or other benefits payable under any applicable Domtar severance policy.

Notwithstanding the foregoing, in the event your employment terminates within 3 months prior to or 24 months following the occurrence of a Change in Control (as defined in the Domtar Severance Program) in a manner that would qualify for severance under the Domtar Severance Program, no severance or other benefits shall be payable under this letter agreement and you shall be instead entitled to the severance and other benefits payable under the Domtar Severance Program; provided that the severance and other benefits payable under the Domtar Severance Program that are subject to Section 409A of the Code will be paid at the same time and in the same manner as the severance allowance or other comparable benefit described in Section 11(b) is required to be paid; and provided, further, that no severance or other benefits shall be payable if you engage in any of the actions described in Sections 12 – 17 of this letter agreement.

(c) Any benefits payable to you pursuant to this Section 11 will be in full satisfaction of all liabilities to you under this letter agreement and with respect to any other claim you may have in conjunction with your termination of employment. These benefits will not be subject to any offset, mitigation or other reduction as a result of your receiving salary or other benefits by reason of your securing other employment. If you die before the payments, benefits and other consideration have been paid or provided to you under Section 11, such payments, benefits and other consideration shall be paid or provided to your estate or your designated beneficiary, as applicable.

(d) For purposes of this letter, “Cause” means (i) your willful failure to perform substantially your duties as an officer and employee of the Company (other than due to physical or mental illness), (ii) your engaging in serious misconduct that is injurious to the Company, (iii) your having been convicted of a crime that constitutes an indictable offense under the Canadian Criminal Code or a felony under U.S. law, (iv) your willful unauthorized disclosure of Confidential Information or violation of the Confidential Information and Intellectual Property Agreement or (v) your material breach of any provision of this letter agreement. For the avoidance of doubt, a termination by the Company due to disability shall be deemed a termination without Cause entitling you to the payments, benefits and other consideration set forth in Sections 11(b) and (c).

(e) Upon a termination of your employment due to retirement or early retirement in accordance with the terms of the DB SERP, you shall participate in the DB SERP as described in Section 7 and be entitled to receive such post-retirement payments and benefits as are provided under the plans, policies and programs of the Company in which you participate as of the date of your retirement, as the same may be amended from time to time.

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12. Unauthorized Disclosure. During your employment with the Company and at all times thereafter, except as required pursuant to your good faith exercise of your duties under Section 1 of this letter agreement, you will not, except with the express consent of the Board of Directors or its authorized representative, disclose any confidential or proprietary trade secrets, customer lists, drawings, designs, information regarding product development, marketing plans, sales plans, manufacturing plans, management organization information, operating policies or manuals, business plans, financial records, packaging design or other financial, commercial, business or technical information (i) relating to the Company or any of its subsidiaries or affiliates or (ii) that the Company or any of its subsidiaries or affiliates (collectively, the “Company Group”) may receive belonging to suppliers, customers or others who do business with the Company or any of their respective affiliates (collectively, “Confidential Information”) to any third person unless such Confidential Information has been previously disclosed to the public or is in the public domain (other than by reason of your breach of this letter agreement).

You acknowledge and agree that you have signed and are bound by the Company’s form of Confidential Information and Intellectual Property Agreement.

13. Non-Competition. While you are employed, and during the period commencing on the date of your Separation from Service and ending 24 months thereafter (such period, the “Restriction Period”), you agree that you shall not, directly or indirectly, engage in business with, serve as an agent or consultant to, become a general partner, member, principal or important stockholder or equity holder (other than a holder of less than 2% of the outstanding voting shares of any publicly held entity) of or become employed in a senior-level management position by, any person, firm or other entity that competes with the Business (as hereinafter defined) of the Company Group in North America or any other location or market in which the Company Group conducts the Business or markets its products, except where (i) the business of such person, firm or other entity that competes with the business of the Company Group is negligible or incidental to the primary business of such firm such that less than 10% of the consolidated revenues of such person, firm or other entity comes from the competing business, (ii) your interest or association with such person, firm or other entity does not and will not in any way relate to the business of the Company Group, and (iii) prior to your commencing any such employment, you certify in writing to the Company that the position satisfies the requirements of clauses (i) and (ii) above and that you have informed such entity of the restrictions on your activities contained in this letter agreement. Whether any such person, firm or entity competes with the Business of the Company Group shall be determined in good faith by the Board. For purposes of this letter agreement, “Business” shall mean the business of the Company Group as described in the Company’s most recent annual report on Form 10-K during your employment or at the time of your Separation from Service, as applicable, or other similar report under the Company’s securities law or stock exchange requirements at such time.

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14. Non-Solicitation of Employees. During the Restriction Period, you agree that you shall not, directly or indirectly, for your own account or for the account of any other person or entity with which you are or shall become associated in any capacity, (i) solicit for employment, employ or otherwise interfere with the relationship of the Company Group with any person who at any time during the twelve months preceding such solicitation, employment or interference is or was employed by or otherwise engaged to perform services for the Company Group, other than any such solicitation or employment during your employment with the Company on behalf of the Company Group, or (ii) induce any employee of the Company Group who is a member of management to engage in any activity which you are prohibited from engaging in under any of Sections 12 – 17, inclusive or to terminate his or her employment with the Company Group. For purposes of this Section 14, the placement of “help wanted” advertisements, postings on internet job sites and searches by employment search companies which are not specifically targeting employees of the Company Group shall not result in a violation of this Section 14.

15. Non-Solicitation of Customers. During the Restriction Period, you shall not, directly or indirectly, (i) induce or attempt to induce any customer, distributor, supplier or other business relation of the Company Group to cease doing business with, or reduce the amount of business conducted with, the Company Group or (ii) solicit or otherwise attempt to establish for yourself or any other person, firm or entity anywhere in North America, or in any other location or market in which the Company Group conducts the Business or markets its products, any business relationship of a nature that is competitive with the Business or relationship of any member of the Company Group with any person, firm or corporation which was a customer, client or distributor of any member of the Company Group during the period during which you are employed or during the twelve-month period preceding the date of your Separation from Service (and whom you came into contact with or had knowledge of as a result of your employment with the Company), other than any such solicitation for the benefit of the Company Group during your employment with the Company Group.

16. Return of Documents. In the event of the termination of your employment for any reason, you shall deliver to the Company Group all of its property and non-personal documents and data of any nature and in whatever medium pertaining to your employment with the Company Group, and you shall not take with you any such property, documents or data of any description or any reproduction thereof, or any documents containing or pertaining to any Confidential Information.

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17.	Certain Understandings, Injunctive Relief with Respect to Covenants.

(a) You acknowledge and agree that your covenants, obligations and agreements under this letter with respect to noncompetition, nonsolicitation, confidentiality and Company Group property relate to special, unique and extraordinary matters and that a violation of any of the terms of such covenants, obligations or agreements will cause the Company Group irreparable injury for which adequate remedies are not available at law. Therefore, you agree that the Company Group shall be entitled to an injunction, restraining order or such other equitable relief (without the requirement to post bond) as a court of competent jurisdiction may deem necessary or appropriate to restrain you from committing any violation of the covenants, obligations or agreements referred to in this Section 17. These injunctive remedies are cumulative and in addition to any other rights and remedies the Company Group may have. You and the Company Group hereby irrevocably submit to the exclusive jurisdiction of the United States Federal and Delaware State courts, in each case located in the State of Delaware, in respect of the injunctive remedies set forth in this Section 17 and the interpretation and enforcement of Sections 12 – 17, inclusive, insofar as such interpretation and enforcement relate to any request or application for injunctive relief in accordance with the provisions of this Section 17, and the parties hereto hereby irrevocably agree that (i) the sole and exclusive appropriate venue for any suit or proceeding relating solely to such injunctive relief shall be in such a court, (ii) claims with respect to any request or application for such injunctive relief shall be heard and determined exclusively in such a court, (iii) any such court shall have exclusive jurisdiction over the person of such parties and over the subject matter of any dispute relating to any request or application for such injunctive relief and (iv) each hereby waives any and all objections and defenses based on forum, venue or personal or subject matter jurisdiction as they may relate to an application for such injunctive relief in a suit or proceeding brought before such a court in accordance with the provisions of this Section 17.

(b) You and the Company Group agree that you will have a prominent role in the management of the business, and the development of the goodwill, of the Company Group and will establish and develop relations and contacts with the principal customers and suppliers of the Company Group in Canada, the United States and the rest of the world, all of which constitute valuable goodwill of, and could be used by you to compete unfairly with, the Company Group.

(c) You acknowledge that (i) in the course of your employment with the Company Group, you will obtain confidential information and trade secrets concerning the worldwide business and operations of the Company Group; (ii) the covenants and restrictions contained in Sections 12 – 17, inclusive, are intended to protect the legitimate interests of the Company Group to protect its goodwill, trade secrets and other confidential information; and (iii) you agree to be bound by such covenants and restrictions and to enter into this letter agreement.

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18. Indemnification. The Company acknowledges and agrees that it has entered into an Indemnification Agreement with you in the same form as entered into with the directors of the Company.

19. Immigration Matters. You will use all reasonable efforts to cooperate with the Company in (i) satisfying all applicable Canadian and U.S. legal requirements allowing you to legally work in Fort Mill, South Carolina and travel to the Company’s offices in Montreal, Quebec, Canada, (ii) obtaining a United States work permit and (iii) obtaining visas and other documentation or approvals necessary for business travel between the United States and Canada.

20. Representations and Warranties. You represent and warrant that (1) the representations and warranties you made in the Prior Letter Agreement were true and correct when made, (2) you are not subject to any agreements or restrictive covenants with any former employer or any other person or entity that (i) prevent your employment with the Company, or (ii) limit your ability to perform for the Company the duties of President and Chief Executive Officer (except to the extent you may be subject to pre-existing confidentiality obligations or prohibited from solicitation of employees for a limited period of time); (2) no representations were made to you concerning the terms or conditions of your anticipated employment except as expressly set out in this letter and (3) you have and will comply with the terms of the letter agreement, dated September 12, 2008, related to confidentiality (the “Confidentiality Letter”).

21. Section 409A.

(a) For purposes of this letter agreement, “Separation from Service” shall mean a separation from service within the meaning of section 409A of the United States Internal Revenue Code of 1986, as amended (the “Code”), and the United States treasury regulations promulgated thereunder (“Section 409A”).

(b) Notwithstanding anything else contained in this letter agreement to the contrary, if you are a “specified employee” within the meaning of Section 409A (a “Specified Employee”), any payment required to be made to you hereunder or otherwise upon or following the date of termination of your employment that is subject to Section 409A shall be delayed until after the six month anniversary of your Separation from Service to the extent necessary to comply with, and avoid imposition on you of any tax penalty imposed under, Section 409A. Should payments be delayed in accordance with the preceding sentence, the accumulated payment that would have been made but for the period of the delay shall be paid in a single lump sum during the 10 day period following the six month anniversary of your Separation from Service.

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(c) Notwithstanding anything else contained in this letter agreement to the contrary, in the event that any continued health coverage to which you become entitled under Section 11(b)(iii) is subject to Section 409A, such benefits shall be administered as follows:

(i)	If you would otherwise be eligible to elect continued health coverage under Section 4980B of the Code (COBRA) (x) if permitted by the applicable plan and applicable law, your coverage under the applicable health insurance policies maintained by the Company will remain in effect until the last day on which you would otherwise be eligible for COBRA coverage if you had elected such coverage and paid the applicable premiums (the “COBRA Period”) and the Company shall reimburse you for the excess of the cost of obtaining comparable health insurance coverage for the portion of the Severance Period (if any) that extends beyond the COBRA Period over your cost of continued coverage for the COBRA Period; or (y) if not so permitted, the Company shall reimburse you for the excess of the cost of COBRA coverage over what would have been your cost of continued coverage for the COBRA Period under the applicable health insurance policies had you been permitted to continue coverage for the COBRA Period, and the excess of the cost of obtaining comparable health insurance coverage for the portion of the Severance Period (if any) that extends beyond the COBRA Period over what would have been your cost of continued coverage for the COBRA Period under the applicable health insurance policies had you been permitted to continue coverage for the COBRA Period; provided that, if you are a Specified Employee you will pay the full cost of any health coverage for which you would otherwise be reimbursed under clause (x) or (y), as applicable, during the six-month period following the date of your Separation from Service, with the full amount of such costs to be reimbursed to you on the first payroll date following the six-month anniversary of the date or your Separation from Service. If you obtain equivalent or better coverage elsewhere, this coverage will terminate.

(ii)	If you would not otherwise be eligible to elect COBRA coverage, your coverage under the applicable health insurance policies maintained by the Company will remain in effect until the last day of the Severance Period; provided that, if you are a Specified Employee you will pay the full cost of any such health coverage provided to you for the six-month period following the date of your Separation from Service, with the full amount of such costs to be reimbursed to you on the first payroll date following the six-month anniversary of the date or your Separation from Service. If you obtain equivalent or better coverage elsewhere, this coverage will terminate.

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(d) Except as expressly provided otherwise in Section 21(c), any reimbursement payment or benefit under this agreement that is subject to Section 409A shall be administered and paid as follows: (i) the Company shall reimburse any expense or cost due to you pursuant to this letter agreement, provided that you have submitted to the Company appropriate documentation evidencing the particular expense or cost as promptly as possible and in any event within 90 days after the end of the calendar year in which the expense is incurred by you; (ii) the Company shall pay for any benefits in kind provided pursuant to this agreement and, provided that appropriate documentation evidencing the particular expense or cost is timely submitted in accordance with the requirements of clause (i), shall make any reimbursement due to you under this letter agreement as promptly as possible, and in no event later than the last day of your taxable year following the taxable year in which the related expense was incurred; (iii) the amount of any reimbursement or in-kind benefit provided under this agreement in one taxable year shall not affect the amount of any reimbursement or in-kind benefit provided to you in any other taxable year; and (iv) no entitlement to any reimbursement or in-kind benefit provided under this letter agreement shall be subject to liquidation or exchange for another benefit.

(e) It is intended that any payment, reimbursement or in-kind benefit under this letter agreement be administered in a manner consistent with the requirements, where applicable, of Section 409A in a manner to avoid the imposition of immediate tax recognition and additional taxes pursuant to Section 409A. Neither the Company nor any of its directors, officers or employees shall have any liability to you in the event such Section 409A applies to any payment, reimbursement or in-kind benefit provided pursuant to this letter agreement in a manner that results in adverse tax consequences for you or any of your beneficiaries or transferees.

22. General Provisions.

(a) No provisions of this letter agreement may be amended, modified, waived or discharged unless such amendment, modification, waiver or discharge is approved by the Human Resources Committee of the Board and is agreed to in a writing signed by you and such Company officer as may be specifically designated by the Human Resources Committee to the Board. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this letter agreement to be performed by such other party will be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

(b) No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof, have been made by either party, other than as set forth expressly in this letter agreement and in the Confidentiality Letter. This letter agreement and the Confidentiality Letter codifies all of your entitlements before, during and following a termination of your employment with the Company and supersedes and replaces any and all prior agreements or understandings, whether written or oral,

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including but not limited to the Prior Letter Agreement, which may have existed with respect to the subject matter hereof or otherwise in relation to your employment or termination of employment with the Company. The invalidity or unenforceability of any one or more provisions of this letter agreement will not affect the validity or enforceability of any other provision of this letter agreement, which will remain in full force and effect. This letter agreement may be executed in one or more counterparts, each of which will be deemed to be an original but all of which together will constitute one and the same instrument.

(c) You agree that you will abide by and adhere to all laws and rules and regulations of the various regulatory and/or self-regulatory organizations of which the Company or any of its affiliates or related entities are members, as well as all internal rules, regulations, policies and codes of conduct that the Company has established.

(d) All amounts payable to you hereunder will be paid net of any and all applicable income or employment taxes required to be withheld therefrom under applicable U.S., Canadian or foreign, State, provincial or local laws or regulations.

(e) You hereby acknowledge and agree that pursuant to Section 9(a) you are knowingly and voluntarily waiving participation until January 1,2014 in any qualified U.S. pension plans in which you would otherwise be eligible to participate, and hereby acknowledge that (i) you had sufficient opportunity to review and understand the ramifications of such waiver, (ii) you had the opportunity to, and were encouraged by the Company to, consult with counsel and other independent advisors before granting such waiver, (iii) your education, business experience and prior relationship with the Company makes you qualified to understand the ramifications of such waiver and (iv) the Company’s request for such waiver was not driven by any age or other discriminatory factors.

(f) The validity, interpretation, construction and performance of this letter agreement will be governed by the laws of the State of Delaware and, where applicable, the federal laws of the United States of America without regard to any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this letter to the substantive law of another jurisdiction. In the event that any provision or portion of this letter shall be determined to be invalid or unenforceable for any reason, in whole or in part, the remaining provisions of this letter shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by law. You may not assign this letter; however, the Company may assign this letter to any of its affiliates or successors.

(g) The parties have expressly requested that this letter agreement be drafted in English. Les parties ont expressément requis que cette entente soit redigée en anglais.

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If the foregoing accurately sets forth the terms of your employment with the Company, please so indicate by signing below and returning one signed copy of this letter agreement to one or both of us.

Sincerely,

DOMTAR CORPORATION

By:	/s/ Harold H. MacKay	By:	/s/ Pamela B. Strobel
	Harold H. MacKay		Pamela B. Strobel
	Chairman of the Board of Directors		Chair of the Human Resources Committee

ACCEPTED AND AGREED as of this 8th day of July, 2013

/s/ John D. Williams
John D. Williams